November 21, 2024

Ravi Thanawala
Chief Financial Officer & EVP, International
Papa John's International, Inc.
2002 Papa John   s Boulevard
Louisville, Kentucky 40299

       Re: Papa John's International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Fiscal Quarter Ended September 29, 2024 File No. 000-21660
Dear Ravi Thanawala:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Operating Income by Segment, page 43

1. You discuss the changes in adjusted operating income by segment, a non-GAAP measure, without providing a similar discussion of the comparable GAAP measure.
       Please revise to discuss the changes in operating income by segment with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
       102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Forms 10-Q in fiscal year 2024.
Consolidated Statements of Operations, page 58

2. Please remove dividends declared per share from your consolidated statements of operations and instead present this information in your consolidated statements of stockholders' equity and/or footnotes. Similarly revise your Forms 10-Q and earnings
 November 21, 2024
Page 2

       releases. Refer to ASC 505-10-S99-1, ASC 260-10-45-5 and SEC Release No. 33-
       10532.
Notes to Consolidated Financial Statements
7. Earnings Per Share, page 75

3.     We note that there are no adjustments for    dividends paid to
participating securities
       and    net income attributable to participating securities    to net
income attributable to
       the company in your earnings per share calculations for the year ended December 31,
       2023. In addition, your disclosure in note 7 on page 14 of your 10-Q for the quarterly period ended September 29, 2024 no longer indicates that you are calculating earnings per share under the two-class method. Considering there appears to be outstanding time-based restricted stock units at December 31, 2023 and restricted stock units continue being issued during the fiscal year 2024, please tell us your basis for no longer computing earnings per share under the two-class method.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services